

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2024

Ronen Luzon
Chief Executive Officer
My Size, Inc.
4 Hayarden St.
P.O.B. 1026
Airport City, 7010000
Israel

     Re: My Size, Inc.
          Registration Statement on Form S-3
          Filed June 4, 2024
          File No. 333-279936

Dear Ronen Luzon:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jeff Kauten at 202-551-3447 or Matthew Derby at 202-551-3334 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Technology

cc: Gary Emmanuel, Esq.